SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated May 1, 2018

Ferroglobe Confirms Affirmative Determination in Sunset Review of U.S. Antidumping Order on Silicon Metal from China

LONDON, May 01, 2018 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe") welcomes the favorable U.S. International Trade Commission ("ITC") determination in the sunset review of the U.S antidumping duty order covering imports of silicon metal from China.

By a unanimous (4-0) vote, the ITC determined that revoking the existing order on silicon metal from China would be likely to lead to continuation or recurrence of material injury to the domestic silicon metal industry.

U.S. law requires the Department of Commerce ("DOC") and the ITC to conduct sunset reviews of existing antidumping orders every five years.  Under the law, the DOC must revoke an existing order unless the DOC and ITC determine that revoking the order would be likely to lead to continuation or recurrence of dumping (DOC) and material injury (ITC) within a reasonably foreseeable time.  On June 27, 2017, the DOC determined that revocation of the order covering imports from China would likely lead to continuation or recurrence of dumping.

As a result of the affirmative DOC and ITC determinations, the U.S. antidumping order on imports from China will remain in place.

With the exception of one Chinese supplier, the order requires cash deposits of antidumping duties at a 139.49 percent rate when silicon metal imports from China enter the United States.  Imports from one company (Jiangxi Gangyuan Silicon Industry Co., Ltd.) are subject to a 48.64 percent cash deposit rate.

Ferroglobe's Executive Chairman, Javier López Madrid, commented, "We welcome the affirmative final determination issued by the U.S. International Trade Commission in the sunset review of the antidumping order on silicon metal from China.  We advocated maintaining the order in place to protect our operations and workers in the United States from being harmed by unfairly low priced Chinese imports.  This decision will ensure that Chinese silicon metal imports are fairly traded and will allow us to compete in the U.S. market on a level playing field."

The ITC's press release regarding the affirmative sunset review determination will be published at:  https://www.usitc.gov/press_room/news_release/news_release_index.htm. The ITC's public report explaining the basis for the determination is scheduled to be released on May 14, 2018.  When available, the report may be accessed on the ITC website at: http://pubapps.usitc.gov/applications/publogs/qry_publication_loglist.asp.

About Ferroglobe

Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com/.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.

INVESTOR CONTACTS:

Joe Ragan, +1 917-209-8581, +44 (0) 7827-227-688

Chief Financial Officer

Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2018
FERROGLOBE PLC

by	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)